Exhibit 1.5

EARLY WARNING REPORT

UNDER NATIONAL INSTRUMENT 62-103

This report is made pursuant to Part 3 of National Instrument 62-103 – Early Warning System and Related Take-Over Bid and Insider Reporting Issues in connection with the securities of Zarlink Semiconductor Inc. (“Zarlink”).

1.	Name and address of Offeror

0916753 B.C. ULC (the “Offeror”)
Suite 1700, Park Place
666 Burrard Street Vancouver,
British Columbia
V6C 2X8, Canada

2.	Designation and number or principal amount of securities and the Offeror’s security holding percentage in the class of securities of which the Offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances.

On October 12, 2011, the Offeror, an indirect wholly-owned subsidiary of Microsemi Corporation (“Microsemi”), took up 123,438,737 common shares of Zarlink (the “Zarlink Shares”), representing approximately 96% of the outstanding Zarlink Shares, and CAD$54,417,000 principal amount of convertible debentures of Zarlink (the “Zarlink Debentures”) representing approximately 87% of the outstanding Zarlink Debentures, pursuant to its previously announced offers to acquire all outstanding Zarlink Shares for CAD$3.98 in cash per share (the “Share Offer”) and all outstanding Zarlink Debentures for CAD$1,624.49 in cash per CAD$1,000 principal amount of Zarlink Debentures plus accrued and unpaid interest to the date such Zarlink Debentures are taken up under the debenture offer (the “Debenture Offer” and, together with the Share Offer, the “Offers”).

On October 13, 2011, the Offeror paid for the Zarlink Shares and Zarlink Debentures taken up in accordance with the terms of the Offers.

3.	Designation and number or principal amount of securities and the Offeror’s security holding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligations to file a news release.

The Offeror has taken up and paid for 123,438,737 Zarlink Shares, representing approximately 96% of the outstanding Zarlink Shares, and CAD$54,417,000 principal amount of Zarlink Debentures representing approximately 87% of the outstanding Zarlink Debentures. Under applicable securities legislation, Microsemi is deemed to be the indirect owner of such Zarlink Shares and Zarlink Debentures. In addition to the Zarlink Shares taken-up by the Offeror, Microsemi owns 100 Zarlink Shares acquired on July 8, 2011 at a price of CAD$2.43 per share.

4.	Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 over which:

(i)	The Offeror, either alone or together with any joint actors, has ownership and control:

Refer to paragraph 3.

(ii)	The Offeror, either alone or together with joint actors, has ownership but control is held by other persons or companies other than the Offeror or any joint actor:

Not applicable.

(iii)	The Offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

Not applicable.

5.	(a) The name of the market in which the transaction or occurrence that gave rise to the news release took place.

The Zarlink Shares and Zarlink Debentures, which are listed on the Toronto Stock Exchange and trade under the symbol “ZL” and “ZL.DB” respectively, were acquired pursuant to the Offers.

(b) The value, in Canadian dollars, of any consideration offered per security if the Offeror acquired ownership of a security in the transaction or occurrence giving rise to the obligation to file a news release.

Refer to paragraph 2.

6.	The purpose of the Offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer.

The Offeror intends to acquire all of the outstanding Zarlink Shares and Zarlink Debentures pursuant to the Offers, the redemption of the Zarlink Debentures and/or compulsory acquisition or second-step transaction effected in connection therewith.

7.	The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the Offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any securities.

On September 21, 2011, Microsemi and the Offeror entered into a support agreement with Zarlink pursuant to which the Offeror amended its existing offers to increase the price offered for all of the outstanding Zarlink Shares and Zarlink Debentures by 19% to CAD$3.98 in cash per Zarlink Share and CAD$1,624.49 in cash per CAD$1,000 principal amount of Zarlink Debentures plus accrued and unpaid interest to the date Zarlink Debentures are taken up.

8.	Names of any joint actors in connection with the disclosure required by Appendix E of NI 62-103.

Microsemi.

9.	In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value, in Canadian dollars, of the consideration paid by the Offeror.

Not applicable.

10.	If applicable, a description of any change in any material facts set out in a previous report by the entity under the early warning requirements or Part 4 of NI 62-104 in respect of the reporting issuer’s securities.

Not applicable.

11.	If applicable, a description of the exemption from securities legislation being relied on by the Offeror and the facts supporting that reliance.

Not applicable.

DATED: October 13, 2011.

0916753 B.C. ULC

By:	/s/ James J. Peterson
James J. Peterson
President and Chief Executive Officer